

October 6, 2010

John Salerno
Chief Executive Officer
iGambit, Inc.
1600 Calebs Path Extension, Suite 114
Hauppauge, New York 11788

> **Re:** **iGambit, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed September 13, 2010**
> **Amendment No. 1 to Form 10-K**
> **Filed September 13, 2010**
> **Form 10-Q for Fiscal Period Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 000-53862**

Dear Mr. Salerno:

We have reviewed the amendments to your registration statement and periodic filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement and periodic reports, and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and periodic reports, and the information you provide in response to these comments, we may have additional comments.

General

1. Please apply all comments relating to the Form 10 to your Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the fiscal period ended March 31, 2010, and Form 10-Q for the fiscal period ended June 30, 2010, as applicable.

Amendment No. 2 to Registration Statement on Form 10

Item 2. Financial Information, page 6

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Liquidity and Capital Resources, page 8

Cash Flow Activity, page 8

2. We note the changes made in response to comment 11 in our letter dated July 1, 2010. Please provide a discussion and analysis of your cash flows from operating, investing and financing activities for all the periods covered by the financial statements required to be included in the Registration Statement including the cash flow activities for the years ended December 31, 2009 and December 31, 2008.

3. Please tell us how you compute Gotham net losses of $124,954 for 2009 and $152,549 for the six months ended June 30, 2010. Please provide reconciliations of these amounts to your losses from continuing operations to help our understanding. In addition, explain why Gotham net loss as presented is not a non-GAAP measure as defined at Item 10(e)(2) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 12

4. We note your revised disclosure in response to comment 16 in our letter dated July 1, 2010. Please further revise your disclosure to state the aggregate offering price of all common stock, options and warrants that were sold for cash, the nature and aggregate amount of consideration received for common stock, options and warrants that were sold otherwise than for cash, and the value of any common stock issued upon exercise of warrants or options. Refer to Item 701(c) of Regulation S-K. In addition, please revise this section to state briefly the facts relied upon to make the exemptions available. Refer to Item 701(d) of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 13

5. It appears that the financial statements included in your Registration Statement do not comply with the requirements in Rule 8-02 of Regulation S-X. Please amend to include the appropriate annual financial statements.

6. We reviewed your response to comment 17 in our letter dated July 1, 2010. As previously requested, please provide us with the significance tests performed which support the Jekyll Island Ventures, Inc. financial statement periods that are required to be presented. Refer to Rule 8-04 of Regulation S-X.

Report of Independent Registered Public Accountant, page F-1

7. Please include a manual or printed signature of the auditor's firm in the audit report presented in this Registration Statement and Amendment No. 1 to Form 10-K filed September 13, 2010. Refer to Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Income, page F-3

8. Please revise your filing to disclose the appropriate amount of unrecognized compensation cost related to each period presented. In this regard, the amount of unrecognized compensation cost appears unchanged between Amendment No. 1 and Amendment No. 2 to Form 10.

Exhibits

9. We note your response to comment 32 in our letter dated July 1, 2010. Please include in your filing, for example as footnotes to Exhibits 2.1 and 2.2 in the exhibit index, your agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statement, page F-1

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009 and 2008, page F-5

10. We reviewed your response to comment 10 in our letter dated July 1, 2010. Please explain why net cash provided by discontinued investing activities totaling $938,481 for the year ended December 31, 2009 and 434,811 for the year ended December 31, 2008 presented in the statements of cash flows do not agree to your disclosure in the first paragraph on page 8 stating that cash payments received from DDC totaled $1,383,514 in the year ended December 31, 2009 and $726,596 in the twelve months ended December 31, 2008.   In light of these amounts disclosed in the first paragraph on page 8 and the comment below, please re-evaluate the amounts presented as net cash provided by discontinued operating, investing and financing activities. Please also re-evaluate the amounts presented as net cash (used) provided by discontinued operating, investing and financing activities in the six months ended June 30, 2010 and June 30, 2009.

11. Please explain why your classification of the $141,538 repayment of prepaid contingencies and the $350,000 payment for unpaid compensation as financing activities rather than non-cash or operating activities complies with the guidance in ASC 230. To the extent you change your presentation of the repayment of prepaid contingencies,

please make similar changes to your presentation in the statement of cash flows for the six months ended June 30, 2009.

Note 1 – Organization and Basis of Presentation, page F-6

Business Acquisition, page F-6

12. We reviewed your response to comment 22 in our letter dated July 1, 2010 and have the following additional concerns:

- According to your disclosure, in connection with the business combination you issued shares and options with a total fair value of $185,000. However, you recorded total net assets of $258,974 consisting of goodwill, cash, accounts receivable and fixed assets. Please explain how this inconsistency complies with ASC 805.;

- In addition, please explain how you identified and recognized the assets acquired in the business combination including your consideration of recognizing intangible assets such as favorable or unfavorable sales contract terms. Refer to ASC 805-20.; and

- Tell us how the assets identified and recognized differ from the book value of Jekyll's assets prior to the acquisition.

- Finally, referring to the valuation of the common shares and options issued, please explain your consideration of events subsequent to October 24, 2005 when valuing the common shares and options issued in the business combination. Please also reconcile your statement in the response that you only had net income from discontinued operations contingency payments as of October 25, 2005 to the disclosure in Note 2 that Digi-Data was sold on February 28, 2006.

13. We reviewed your response to comment 26 in our letter dated July 1, 2010. Please tell us what portion of the fiscal 2009 $65,000 bad debt charge relates to the receivable balance purchased from Digi-Data. If not already explained in response to the comment directly above, please also explain your consideration of the uncertainty of future cash flows when determining the fair value of the Digi-Data receivable balance recorded in the business combination. Refer to ASC 805-20.

Note 5 – Stock Based Compensation, page F-10

14. We reviewed your response to comment 27 in our letter dated July 1, 2010. With respect to the valuation of your common shares underlying your option and warrant issuances, please explain your consideration of events subsequent to October 24, 2005 for use in the valuation models. For example, explain your consideration of the expiration of a significant portion of the five year contingency payment term with Digi-Data and the

issuance of any securities. Please also reconcile your statement in the response that you only had net income from discontinued operations contingency payments as of October 25, 2005 to the disclosure in Note 2 that Digi-Data was sold on February 28, 2006.

Note 7. Income Taxes, page F-11

15. We reviewed your response to comment 30 in our letter dated July 1, 2010.   Please explain why an effective tax rate of 47% is appropriate for discontinued operations.

16. We reviewed your response to comment 31 in our letter dated July 1, 2010. Please disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.   Refer to FASB ASC 740-10-50-12. Your current disclosure states only the federal and state statutory rates and provides no reconciliation to the reported amount of income tax expense attributable to continuing operations.

Form 10-Q for Fiscal Period Ended June 30, 2010

17. We note your statement that there were "no changes in our internal controls over financial reporting during the first fiscal quarter of 2010. . . ." Please supplementally confirm that this statement is intended to refer to the *second* fiscal quarter of 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel D. Mayersohn, Esq.
        Via Facsimile